                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           ---------------------------

                            CAMBRIDGE HOLDINGS, LTD.
                                (NAME OF ISSUER)

                            CAMBRIDGE HOLDINGS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.025 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    132198201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ---------------------------
                                 GREGORY PUSEY,
                                    PRESIDENT
                            CAMBRIDGE HOLDINGS, LTD.
                             1722 BUFFEHR CREEK ROAD
                              VAIL, COLORADO 81657
                                 (970) 479-2800

                                    COPY TO:
                                ROBERT M. BEARMAN
              BEARMAN TALESNICK & CLOWDUS PROFESSIONAL CORPORATION
                       1200 SEVENTEENTH STREET, SUITE 2600
                           DENVER, COLORADO 80202-5826
                                 (303) 572-6500

                                NOVEMBER 24, 1998

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. [ ] The filing of solicitation materials or an information statement subject to Registration 14A [17 CFR 240.14a-1 to 240.14b. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or
                  Rule 13e-3(c) [Section 240.13e-3(c) under the Securities Exchange Act of 1933.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [X] A tender offer.

         d.       [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

------------------------------------------------------------------------
------------------------------------------------------------------------
                                                AMOUNT OF
       TRANSACTION VALUATION*                  FILING FEE**
------------------------------------------------------------------------
------------------------------------------------------------------------
             $540,000                              $108.00
------------------------------------------------------------------------
------------------------------------------------------------------------

* Assumes purchase of 1,200,000 Shares of Common Stock at $0.45 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180             Filing Party:  Cambridge Holdings, Ltd.
Form or Registration No.: Schedule 13E-4 Date Filed:  November 24, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  INTRODUCTION

This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to an offer by Cambridge Holdings, Ltd. (the "Company") to purchase up to 1,200,000 shares of its $.025 par value common stock (the "Shares") at $0.45 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") and, together with the Offer to Purchase, the "Offer," copies of which are filed as Exhibits A and B, respectively, to the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof. This Schedule 13E-3 is being filed by the Company.

This Schedule 13E-3 is being filed based on the Company's understanding that the SEC's staff interprets Rules 13e-3(a)(3)(ii)(A) to require the filing of a Schedule 13E-3 whenever there is a possibility that an issuer tender offer could cause a class of equity securities of the issuer which is subject to
Section 12(g) or 15(c) of the Exchange Act to be held of record by less than 300 persons. The Company currently has approximately 1,081 shareholders of record. Although the Company believes it is unlikely the issuer tender offer will result in the number of record holders decreasing to less than 300, it is possible that this could occur.

The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Schedule 13E-4, including all exhibits thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 13E-4 and the exhibits thereto. All cross-references in this Schedule 13E-3, other than cross-references to the Schedule 13E-4, are to the Offer to Purchase.

               CROSS-REFERENCE SHEET TO SCHEDULE 13E-4

        ------------------------- ------------------------
         ITEM IN SCHEDULE 13E-3    LOCATION OF ITEM IN
                                      SCHEDULE 13E-4
        ------------------------- ------------------------
                 1(a)-(c)                1(a)-(c)
        ------------------------- ------------------------
                 1(d)-(f)                  *
        ------------------------- ------------------------
                 2                         1(a)
        ------------------------- ------------------------
                 3                         *
        ------------------------- ------------------------
                 4(a)                      1(b)
        ------------------------- ------------------------
                 4(b)                      *
        ------------------------- ------------------------
                 5                         3
        ------------------------- ------------------------
                 6                         2
        ------------------------- ------------------------
                 7                         *
        ------------------------- ------------------------
                 8                         *
        ------------------------- ------------------------
                 9                         *
        ------------------------- ------------------------
                 10                        *
        ------------------------- ------------------------
                 11                        5
        ------------------------- ------------------------
                 12                        *
        ------------------------- ------------------------
                 13                        *
        ------------------------- ------------------------
                 14                        7
        ------------------------- ------------------------
                 15                        6
        ------------------------- ------------------------
                 16                        8
        ------------------------- ------------------------
                 17                        9
        ------------------------- ------------------------

-----------
*The item is not required by Schedule 13E-4

     Item 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) The name of the Issuer is Cambridge Holdings, Ltd., a
Colorado corporation (the "Company"), which has its principal executive offices at 1722 Buffehr Creek Road, Vail, Colorado 81657.

          (b) The exact title and amount of the class of securities being sought are up to 1,200,000 Shares of the common stock of the Company, par value $.025 per Share. As of November 24, 1998, approximately 3,408,400 Shares were outstanding.

          (c) The Shares are traded on the Electronic Bulletin Board system. SEE Section 7 of the Offer to Purchase for the price range of the Shares. Trading in the Shares has been limited and sporadic.

          (d) No dividends have been paid by the Company during the past two years.

          (e) The Company has not made an underwritten public offering of its Shares for cash during the past three years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

          (f) SEE Section 10 of the Offer to Purchase.

     Item 2.  IDENTITY AND BACKGROUND.

          (a) This Statement is filed by the Company.

     Item 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          (a) Not applicable.

          (b) Not applicable.

     Item 4.  TERMS OF THE TRANSACTION.

          (a) SEE "Introduction" and Section 1 of the Offer to Purchase.

          (b) Not applicable.

     Item 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) SEE Section 2 of the Offer to Purchase.

     Item 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a) SEE Section 8 of the Offer to Purchase.

          (b) The Company will be responsible for paying all the expenses applicable to the Offer. Estimated offering expenses are:

                           ITEM                                 AMOUNT
                  ------------------------------             ----------
                  Filing Fees                                 $     108
                  Accounting Fees                                 5,000
                  Legal Fees and Expenses                        17,000
                  Tender Agent Fees and Expenses                  7,500
                  Printing Costs                                 10,000
                                                               --------
                                            TOTAL               $39,608
                                                               --------
                                                               --------

     Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

          (a)-(c)  SEE "Special Factors" and Section 2 of the Offer to Purchase.

          (d)      SEE Section 13 of the Offer to Purchase.

     Item 8.  FAIRNESS OF THE TRANSACTION.

          (a)-(b)  SEE "Special Factors" in the Offer to Purchase.

     Item 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          (a)      SEE "Special Factors" in the Offer to Purchase.

          (b)-(c)  Not applicable.

     Item 10.  INTERESTS IN SECURITIES OF THE ISSUER.

          Not applicable.

     Item 11. CONTRACTS, ARRANGEMENTS FOR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          SEE Section 10 of the Offer to Purchase.

     Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          (a)-(b) SEE "Introduction," Section 10 and Schedule III of the Offer to Purchase.

     Item 13.  OTHER PROVISIONS OF THE TRANSACTION.

          (a) There are no appraisal rights provided under the laws of the State of Colorado or under the Company's Articles of Incorporation for the Offer. No such rights will be voluntarily accorded by the Company. If security holders object to the transaction, they may choose not to tender their Shares.

          (b) SEE Section 10 of the Offer to Purchase regarding available information. The Company has made no provision to pay for appraisal services.

          (c) Not applicable.

     Item 14.  FINANCIAL INFORMATION.

          SEE "Special Factors," Section 9 and Schedules I and II of the Offer to Purchase.

     Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          (a)-(b) Except as set forth in Section 15 of the Offer to Purchase, the Company has not employed, retained or made other arrangements for compensation of any persons in connection with the Offer.

     Item 16.  ADDITIONAL INFORMATION.

          Additional information with respect to the Offer is provided in the Offer to Purchase.

     Item 17.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)      Not applicable.

          (b)      Not applicable.

          (c)      Not applicable.

          (d) Offer to Purchase dated November 24, 1998 (incorporated by reference to Schedule 13E-4 filed by the Company with the Commission on November 24, 1998).

          (e)      Not applicable.

          (f)      Not applicable.

                                            CAMBRIDGE HOLDINGS, LTD.
                                            (a Colorado corporation)

Date:  November 24, 1998                    By: /s/ Gregory Pusey
                                               ----------------------------
                                                  Gregory Pusey, President

                                  EXHIBIT INDEX

    EXHIBIT NO.                   DESCRIPTION
    -----------                   -----------
     99.A           Offer to Purchase dated November 24, 1998.

     99.B           Form of Letter of Transmittal.

     99.C           Form of Notice of Guaranteed Delivery.

     99.D Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated November 24, 1998.

     99.E Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated November 24, 1998.

     99.F Guidelines for certification of taxpayer identification number on substitute Form W-9.

     99.G           Form of letter to shareholders.

-----------------

All Exhibits are filed as exhibits to the Company's Schedule 13E-4 and incorporated by reference herein.